                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                          For the Month of August, 2006

                        ELRON ELECTRONIC INDUSTRIES LTD.
                 (Translation of Registrant's Name into English)

        3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv o ISRAEL

                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

                Registrant's Press Release dated August 14, 2006.

      SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ELRON ELECTRONIC INDUSTRIES LTD.
                                           (Registrant)

                                           By: /s/Paul Weinberg
                                               ----------------

                                           Paul Weinberg

                                           General Counsel & Corporate Secretary

Dated: August 15, 2006

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